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Exhibit 99.1

CONTACT: Nelson F. Isabel
Director, Investor Relations
(905) 286-3000

For Immediate Release:

BIOVAIL PROVIDES FINANCIAL UPDATE, 2007 GUIDANCE

Company Announces 200% Increase in Annual Dividend Payout;
Also Declares Special Dividend of $0.50;
Intends to Retire All Long-Term Debt;
Provides 2007 EPS Guidance of $1.70 — $1.80;
Cash Flow From Operations Guidance of $320 million — $340 million

        TORONTO, Canada, December 6, 2006 — Biovail Corporation (NYSE, TSX: BVF) today announced the adoption of a new dividend policy, the declaration of a special dividend and the Company's intention to retire all outstanding long-term debt in April 2007. In addition, Biovail provided 2007 revenue, earnings per share (EPS) and cash flow from operations guidance. This news release contains forward-looking statements that are based on the Company's current views; however, actual results may differ materially from those expressed in such forward-looking statements. For more information, see the note on forward-looking information below.

Annual Dividend Payout Tripled, Special Dividend Declared

        Effective immediately, Biovail's Board of Directors has adopted a new dividend policy that contemplates the payment of an annual dividend of $1.50 per common share (paid quarterly in increments of $0.375 per common share subject to Board approval), a 200% increase relative to the Company's former policy. In addition, Biovail may approve the payment of future special dividends, subject to the continuation of positive business trends and at the discretion of the Board. For example, as a result of the Biovail's strong financial performance in 2006, the Company's Board of Directors has today declared the payment of a special cash dividend of $0.50 per share payable on January 22, 2007, to shareholders of record at the close of business on January 10, 2007.

        The change in Biovail's dividend policy is representative of management's confidence in the sustainability of robust cash flows, and reflects the strength of the Company's business model, which has been further enhanced by modifications that were announced today (see separate news release issued December 6, 2006, Biovail Provides Strategy Update). Importantly, the increased dividend payout is not expected to impact Biovail's commitment to research and development, where the Company anticipates spending over $500 million in the next four years on targeted product-development programs.

Elimination of Debt

        On April 2, 2007, Biovail intends to redeem all of its outstanding 7 7/8% Senior Subordinated Notes due April 1, 2010. As per the Notes' indenture, the Company will be required to pay a 1.969% premium for the early redemption of the Notes. From a cash earnings-per-share perspective in 2007, the redemption is expected to be neutral, as the significant savings in interest expense will be offset by the call premium and lower interest income on cash balances.

        "Despite an extensive search of potential product-acquisition opportunities, we were unable to find any that satisfied our internal financial criteria," said Biovail Chief Executive Officer Dr. Douglas Squires. "We could no longer justify a U.S.-based sales and marketing infrastructure that was not properly leveraged. Accordingly, management believes that the elimination of long-term debt, a focused and robust investment in research and development, and increasing dividends to our shareholders are more fiscally prudent uses of cash."

2007 Guidance

        Biovail is providing overall revenue guidance for 2007 of $800 million to $850 million; diluted earnings per share (EPS) guidance of $1.70 to $1.80; and cash flow from operations guidance of $320 million to $340 million, or $2.00 to $2.12 per share. Although the actual timing is unknown, the Company's 2007 financial guidance is based upon the assumption that a generic formulation of Wellbutrin XL® is launched in the U.S. on January 1, 2007. Any generic launch beyond this date would represent accretion to both forecasted revenue and EPS figures. Biovail's 2007 financial guidance does not include the impact of new generic competition for the Company's other key products; any business development activities; any new supply-and-distribution agreements or acquisitions; restructuring; settlements, or other specific charges.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

        To the extent any statements made in this press release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the meaning of the "safe harbor" provisions of applicable Canadian securities legislation. These forward-looking statements relate to, among other things, our objectives, goals, strategies, intentions, plans estimates and outlook, and can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

        Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, regulatory matters including compliance with pharmaceutical regulations, availability of raw materials and finished products, the regulatory environment, the outcome of legal proceedings, consolidated tax-rate assumptions, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission ("SEC"), the Ontario Securities Commission ("OSC"), and other securities regulatory authorities in Canada. Additional information about these factors and about the material factors or assumptions underlying any such forward-looking statements may be found in our current Annual Report on Form 20-F, and in particular under the heading "Risk Factors" under Item 3, Sub-Part D. Biovail cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement.

About Biovail Corporation

        Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company's Web site at www.biovail.com.

        For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.

Source: Biovail Corporation

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BIOVAIL PROVIDES FINANCIAL UPDATE, 2007 GUIDANCE Company Announces 200% Increase in Annual Dividend Payout; Also Declares Special Dividend of $0.50; Intends to Retire All Long-Term Debt; Provides 2007 EPS Guidance of $1.70 — $1.80; Cash Flow From Operations Guidance of $320 million — $340 million